April 17, 2023

Stacie Gorman, Esq.
David Link, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	PROOF Acquisition Corp I Preliminary Proxy Statement on Schedule 14A Filed April 10, 2023 File No. 001-41104

Dear Ms. Gorman and Mr. Link:

Set forth below is response of PROOF Acquisition Corp I (referred to herein as “we” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 14, 2023 with respect to the filing referenced above.

For your convenience, the response is prefaced in bold type by the exact text of the Staff’s comment.

Preliminary Proxy Statement on Schedule 14A

General

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

The Company respectfully advises the Staff that the Company’s sponsor, PROOF Acquisition Sponsor I, LLC (the “Sponsor”), is a Delaware limited liability company, and is not controlled by and has no substantial ties with, a non-U.S. person. All decisions of the Sponsor, including the voting of the Founders Shares, are made by PROOF Sponsor Management, LLC (“PSM”), which is also a Delaware limited liability company and the manager of the Sponsor.  PSM is owned and controlled by three U.S. persons who act as the managing members and neither PSM nor the three managing members have substantial ties to any non-U.S. person.  The Company does not believe that there are any risks related to non-U.S. person control or influence that could materially impact the timing or ability of the Company to complete an initial business combination.  Therefore, the Company does not believe any additional risk disclosures are required.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, you may reach me at (212) 378-7507.

Very truly yours,

By:	/s/ Scott D. Fisher
Scott D. Fisher

Enclosures

cc:	John Backus, Jr. PROOF Acquisition Corp I